Exhibit 107

CALCULATION OF FILING FEE TABLES

Schedule 14A

(Form Type)

Perficient, Inc.

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Proposed Maximum Aggregate Value of Transaction		Fee rate	Amount of Filing Fee
Fees to be Paid	$2,710,691,848	(1)(2)	0.0001476	$400,098.12	(3)
Fees Previously Paid	$0			$0
Total Transaction Valuation	$2,710,691,848
Total Fees Due for Filing				$400,098.12
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$400,098.12

(1)

In accordance with Exchange Act Rule 0-11, the maximum number of securities of Perficient, Inc. (“Perficient”) to which this transaction applies is estimated, as of June 10, 2024, to be 35,666,998, which consists of (A) 35,160,410 shares of Perficient common stock (including 691,845 shares of restricted stock); (B) 47,691 shares of Perficient common stock underlying equity awards (consisting of 2,280 restricted stock units, 10,842 performance shares and 34,569 phantom shares); and (C) 458,897 shares of Perficient common stock issuable upon conversion of Perficient’s Convertible Notes due 2025.

(2)

In accordance with Exchange Act Rule 0-11, the proposed maximum aggregate value of the transaction estimated solely for the purposes of calculating the filing fee was calculated, as of June 10, 2024, based on the sum of (A) 35,160,410 shares of Perficient common stock multiplied by $76.00 per share; (B) 47,691 shares of Perficient common stock underlying equity awards multiplied by $76.00 per share; and (C) 458,897 shares of Perficient common stock issuable upon conversion of Perficient’s Convertible Notes due 2025 multiplied by $76.00 per share.

(3)

In accordance with Section 14(g) of the Securities Exchange Act of 1934, as amended, and Exchange Act Rule 0-11, the filing fee was determined as the product of the proposed maximum aggregate value of the transaction as calculated in note (2) above multiplied by 0.0001476.